UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MF Global Ltd.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

G60642108

(CUSIP Number)

c/o J.C. Flowers & Co. LLC

717 Fifth Avenue, 26th Floor

New York, NY 10022

Attention: Sally A. Rocker, Esq.

Telephone: (212) 404- 6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Debevoise & Plimpton

919 Third Avenue

New York, New York 10022

Attention: Gregory V. Gooding, Esq.

Telephone: (212) 909-6000

July 18, 2008

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

CUSIP No. G60642108

(1)	Name of Reporting Person J.C. Flowers II L.P. S.S. or I.R.S. Identification No. of Above Person 98-0494093
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power* -0-
(8) Shared Voting Power* 8,538,328
(9) Sole Dispositive Power* -0-
(10) Shared Dispositive Power* 8,538,328

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person* 8,538,328
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row (11)*,± 6.5%
(14)	Type of Reporting Person PN

*	See Item 5.

±	The calculation of the foregoing percentage is based on 131,647,222 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 119,647,222 shares of Common Stock outstanding as of March 31, 2008, as reported in Issuer’s Form 10-K filed on June 13, 2008 and (ii) 12,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined herein), calculated as of the date hereof.

Schedule 13D

CUSIP No. G60642108

(1)	Name of Reporting Person J.C. Flowers II-B L.P. S.S. or I.R.S. Identification No. of Above Person 98-0500587
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power* -0-
(8) Shared Voting Power* 523,096
(9) Sole Dispositive Power* -0-
(10) Shared Dispositive Power* 523,096

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person* 523,096
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row (11)*,± 0.4%
(14)	Type of Reporting Person PN

*	See Item 5.

±	The calculation of the foregoing percentage is based on 131,647,222 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 119,647,222 shares of Common Stock outstanding as of March 31, 2008, as reported in Issuer’s Form 10-K filed on June 13, 2008 and (ii) 12,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined herein), calculated as of the date hereof.

Schedule 13D

CUSIP No. G60642108

(1)	Name of Reporting Person JCF Associates II L.P. S.S. or I.R.S. Identification No. of Above Person 98-0494094
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power* -0-
(8) Shared Voting Power* 9,061,424
(9) Sole Dispositive Power* -0-
(10) Shared Dispositive Power* 9,061,424

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person* 9,016,424
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row (11)*,± 6.9%
(14)	Type of Reporting Person PN

*	See Item 5.

±	The calculation of the foregoing percentage is based on 131,647,222 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 119,647,222 shares of Common Stock outstanding as of March 31, 2008, as reported in Issuer’s Form 10-K filed on June 13, 2008 and (ii) 12,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined herein), calculated as of the date hereof.

Schedule 13D

CUSIP No. G60642108

(1)	Name of Reporting Person JCF Associates II Ltd. S.S. or I.R.S. Identification No. of Above Person 98-0494097
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power* -0-
(8) Shared Voting Power* 9,061,424
(9) Sole Dispositive Power* -0-
(10) Shared Dispositive Power* 9,061,424

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person* 9,061,424
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row (11)*,± 6.9%
(14)	Type of Reporting Person OO

*	See Item 5.

±	The calculation of the foregoing percentage is based on 131,647,222 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 119,647,222 shares of Common Stock outstanding as of March 31, 2008, as reported in Issuer’s Form 10-K filed on June 13, 2008 and (ii) 12,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined herein), calculated as of the date hereof.

Schedule 13D

CUSIP No. G60642108

(1)	Name of Reporting Person J.C. Flowers II-A L.P. S.S. or I.R.S. Identification No. of Above Person 98-0500592
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power* -0-
(8) Shared Voting Power* 538,576
(9) Sole Dispositive Power* -0-
(10) Shared Dispositive Power* 538,576

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person* 538,576
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row (11)*,± 0.4%
(14)	Type of Reporting Person PN

*	See Item 5.

±	The calculation of the foregoing percentage is based on 131,647,222 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 119,647,222 shares of Common Stock outstanding as of March 31, 2008, as reported in Issuer’s Form 10-K filed on June 13, 2008 and (ii) 12,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined herein), calculated as of the date hereof.

Schedule 13D

CUSIP No. G60642108

(1)	Name of Reporting Person JCF Associates II-A L.P. S.S. or I.R.S. Identification No. of Above Person 20-5093556
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power* -0-
(8) Shared Voting Power* 538,576
(9) Sole Dispositive Power* -0-
(10) Shared Dispositive Power* 538,576

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person* 538,576
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row (11)*,± 0.4%
(14)	Type of Reporting Person PN

*	See Item 5.

±	The calculation of the foregoing percentage is based on 131,647,222 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 119,647,222 shares of Common Stock outstanding as of March 31, 2008, as reported in Issuer’s Form 10-K filed on June 13, 2008 and (ii) 12,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined herein), calculated as of the date hereof.

Schedule 13D

CUSIP No. G60642108

(1)	Name of Reporting Person JCF Associates II-A LLC S.S. or I.R.S. Identification No. of Above Person 20-5092853
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power* -0-
(8) Shared Voting Power* 538,576
(9) Sole Dispositive Power* -0-
(10) Shared Dispositive Power* 538,576

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person* 538,576
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row (11)*,± 0.4%
(14)	Type of Reporting Person OO

*	See Item 5.

±	The calculation of the foregoing percentage is based on 131,647,222 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 119,647,222 shares of Common Stock outstanding as of March 31, 2008, as reported in Issuer’s Form 10-K filed on June 13, 2008 and (ii) 12,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined herein), calculated as of the date hereof.

Schedule 13D

CUSIP No. G60642108

(1)	Name of Reporting Person Financial Service Opportunities L.P. S.S. or I.R.S. Identification No. of Above Person 98-0582926
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power* -0-
(8) Shared Voting Power* 2,400,000
(9) Sole Dispositive Power* -0-
(10) Shared Dispositive Power* 2,400,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,400,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row (11)*,± 1.8%
(14)	Type of Reporting Person PN

*	See Item 5.

±	The calculation of the foregoing percentage is based on 131,647,222 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 119,647,222 shares of Common Stock outstanding as of March 31, 2008, as reported in Issuer’s Form 10-K filed on June 13, 2008 and (ii) 12,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined herein), calculated as of the date hereof.

Schedule 13D

CUSIP No. G60642108

(1)	Name of Reporting Person FSO GP L.P. S.S. or I.R.S. Identification No. of Above Person 98-0588172
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power* -0-
(8) Shared Voting Power* 2,400,000
(9) Sole Dispositive Power* -0-
(10) Shared Dispositive Power* 2,400,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,400,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row (11)*,± 1.8%
(14)	Type of Reporting Person PN

*	See Item 5.

±	The calculation of the foregoing percentage is based on 131,647,222 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 119,647,222 shares of Common Stock outstanding as of March 31, 2008, as reported in Issuer’s Form 10-K filed on June 13, 2008 and (ii) 12,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined herein), calculated as of the date hereof.

Schedule 13D

CUSIP No. G60642108

(1)	Name of Reporting Person FSO GP Ltd. S.S. or I.R.S. Identification No. of Above Person 98-0588170
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power* -0-
(8) Shared Voting Power* 2,400,000
(9) Sole Dispositive Power* -0-
(10) Shared Dispositive Power* 2,400,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,400,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row (11)*,± 1.8%
(14)	Type of Reporting Person OO

*	See Item 5.

±	The calculation of the foregoing percentage is based on 131,647,222 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 119,647,222 shares of Common Stock outstanding as of March 31, 2008, as reported in Issuer’s Form 10-K filed on June 13, 2008 and (ii) 12,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined herein), calculated as of the date hereof.

Schedule 13D

CUSIP No. G60642108

(1)	Name of Reporting Person J. Christopher Flowers S.S. or I.R.S. Identification No. of Above Person
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power* -0-
(8) Shared Voting Power* 12,000,000
(9) Sole Dispositive Power* -0-
(10) Shared Dispositive Power* 12,000,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person* 12,000,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row (11)*,± 9.1%
(14)	Type of Reporting Person IN

*	See Item 5.

±	The calculation of the foregoing percentage is based on 131,647,222 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 119,647,222 shares of Common Stock outstanding as of March 31, 2008, as reported in Issuer’s Form 10-K filed on June 13, 2008 and (ii) 12,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined herein), calculated as of the date hereof.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $1.00 per share (“Common Stock”) of MF Global Ltd., a Bermuda exempted company, (the “Issuer”). The address of the principal executive office of the Issuer is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The Reporting Persons (as defined below in Item 2) currently hold shares of 6% Cumulative Convertible Preference Shares, Series A, par value $1.00 per share, of the Issuer (“Series A Preferred Stock”). Each share of Series A Preferred Stock (each a “Preference Share” and collectively, the “Series A Preference Shares”) is convertible at any time at the option of the holder of such Preference Share into a certain number of shares of Common Stock, with the precise number of shares of Common Stock issuable upon such conversion determined pursuant to the terms of the Certificate of Designations of 6% Cumulative Convertible Series A Preference Shares, Series A of MF Global Ltd., attached hereto as Exhibit 7.05 (the “Certificate of Designations”). Consequently, the Reporting Persons may be deemed to beneficially own the shares of Common Stock into which the Series A Preference Shares held by the Reporting Persons are convertible.

Item 2.	Identity and Background

(a) This Statement is being filed on behalf of the following persons (collectively, the “Reporting Persons”): (i) J.C. Flowers II L.P., a Cayman Islands exempted limited partnership (“JCF Fund II”); (ii) J.C. Flowers II-A L.P., an Alberta limited partnership (“JCF Fund II-A”); (iii) J.C. Flowers II-B L.P., a Cayman Islands exempted limited partnership (“JCF Fund II-B”); (iv) Financial Service Opportunities L.P., a Cayman Islands exempted limited partnership (“FSO”, and together with JCF Fund II, JCF Fund II-A and JCF Fund II-B, the “JCF Funds”); (v) JCF Associates II L.P., a Cayman Islands exempted limited partnership (“JCF II L.P.”); (vi) JCF Associates II Ltd., a Cayman Islands company (“JCF II Ltd.”); (vii) JCF Associates II-A L.P., a Delaware limited partnership (“JCF II-A L.P.”); (viii) JCF Associates II-A LLC, a Delaware limited liability company (“JCF II-A LLC”); (ix) FSO GP L.P., a Cayman Islands exempted limited partnership (“FSO L.P.”); (x) FSP GP Ltd., a Cayman Islands company (“FSO Ltd.”) and (xi) Mr. J. Christopher Flowers, a natural person and citizen of the United States of America. The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b) The address of the principal business and principal office of the Reporting Persons is c/o J.C. Flowers & Co. LLC, 717 Fifth Avenue, 26th Floor, New York, New York 10022.

(c) Each of the JCF Funds is principally engaged in the business of making private equity and related investments. JCF II L.P. is principally engaged in the business of serving as the sole general partner of JCF Fund II and JCF Fund II-B. JCF II Ltd. is principally engaged in the business of serving as the sole general partner of JCF II L.P. JCF II-A L.P. is principally engaged in the business of serving as the sole general partner of JCF Fund II-A. JCF II-A LLC is principally engaged in the business of serving as the sole general partner of JCF II-A L.P. FSO L.P. is principally engaged in the business of serving as the sole general partner of FSO. FSO Ltd. is principally engaged in the business of serving as the sole general partner of FSO L.P. J. Christopher Flowers is the sole managing member of JCF II-A LLC and the sole director of JCF II Ltd. and FSO Ltd. and thus may be deemed to control JCF II-A LLC, JCF II Ltd. and FSO Ltd. and each entity directly or indirectly controlled by JCF II-A LLC, JCF II Ltd. and FSO Ltd.

(d) and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) JCF Fund II, JCF Fund II-B, JCF II L.P., JCF II Ltd., FSO, FSO L.P. and FSO Ltd. are organized under the laws of the Cayman Islands. JCF Fund II-A is organized under the laws of Alberta, Canada. JCF II-A L.P. and JCF II-A LLC are organized under the laws of Delaware. Mr. Flowers is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On May 20, 2008, JCF Fund II entered into an Investment Agreement with the Issuer (the “Investment Agreement”), and on June 10, 2008, JCF Fund II entered into Amendment No.1 to the Investment Agreement with the Issuer (the “Amendment” and, together with the Investment Agreement, the “Amended Investment Agreement”), wherein, among other things, (i) JCF Fund II agreed to purchase, or to cause its affiliates to purchase, not less than 1,500,000 and not more than 3,000,000 Series A Preference Shares at a purchase price and liquidation preference of $100.00 per Series A Preference Share (the “Backstop Commitment”), and (ii) the Issuer agreed to pay a fee in cash to JCF Fund II in exchange for the Backstop Commitment (the “Commitment Fee”). Prior to the Closing Date, the Issuer had the right to issue and sell Series A Preference Shares or other securities in one or more private placements and/or offerings on terms no more favorable to the purchasers than those relating to the purchase pursuant to the Backstop Commitment.

Pursuant to the Amended Investment Agreement, the Issuer agreed, in the event that prior to the first anniversary of the Closing Date it sold Common Stock or securities convertible into or exercisable for Common Stock at a price less than $12.50 (subject to limited exceptions), to pay to JCF Fund II an amount (in cash or shares of Common Stock) reflecting the difference in pricing (a “Make-Whole Payment”). In addition, the Issuer agreed, in the event that prior to the first anniversary of the Closing Date (or in any offering required under any future bank financings) it sold any other series of its preferred stock with a dividend rate above 5.45%, to adjust the dividend rate on the Series A Preference Shares beneficially owned by JCF Fund II or its affiliates so as to equal 110% of the dividend rate of such series of preference shares (an “Incremental Dividend Adjustment”). On June 25, 2008, as reported by the Issuer on a Current Report on Form 8-K dated June 26, 2008, the Issuer issued and sold (i) $150 million aggregate principal amount of its 9.00% Convertible Senior Notes due 2038 and (ii) $150 million in aggregate liquidation preference of its 9.75% Non-Cumulative Convertible Preference Shares, Series B. As a result of the issuance of these securities, the Issuer agreed (a) to pay to JCF Fund II and its affiliates on the Closing Date, in the form of a reduction of the amount otherwise payable by JCF Fund II and its affiliates on such date, Make-Whole Payments (including an amount in respect of the overall terms on which these other securities were issued) in an aggregate amount of $36.3 million

(the “July Make-Whole Amount”) and (b) to increase the dividend rate on the Series A Preference Shares held by JCF Fund II or its affiliates to 10.725% (the “July Incremental Dividend Adjustment”). These matters were memorialized in letter agreements between the Issuer and JCF Fund II dated June 27, 2008 (the “June Letter Agreement”) and July 17, 2008 (the “July Letter Agreement”).

On July 18, 2008 (the “Closing Date”), pursuant to the Amended Investment Agreement, (i) JCF Fund II paid an aggregate purchase price of $106,729,100 to acquire 1,067,291 Series A Preference Shares, (ii) JCF Fund II-A paid an aggregate purchase price of $6,732,200 to acquire 67,322 Series A Preference Shares, (iii) JCF Fund II-B paid an aggregate purchase price of $6,538,700 to acquire 65,387 Series A Preference Shares and (iv) FSO paid an aggregate purchase price of $30,000,000 to acquire 300,000 Series A Preference Shares.

Such purchase price amounts were funded by (i) funds obtained from the respective JCF Fund’s equity partners pursuant to commitments made by such equity partners for the purpose of making private equity and related investments, (ii) the Commitment Fee, and (iii) the July Make-Whole Amount.

The foregoing description of the Investment Agreement, the Amendment, the June Letter Agreement or the July Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are attached as Exhibit 7.01, Exhibit 7.02, Exhibit 7.03 and Exhibit 7.04, respectively, to this Statement, and which are incorporated herein by reference.

Item 4.	Purpose of Transaction

As described more fully above, pursuant to the terms of the Amended Investment Agreement, on the Closing Date, the JCF Funds purchased a total of 1,500,000 Series A Preference Shares (the “Purchase”).

The JCF Funds acquired the Series A Preference Shares because of the belief that the Series A Preference Shares represent an attractive investment. The Reporting Persons beneficially own the Series A Preference Shares for investment purposes.

On the Closing Date, the Issuer filed a current report on Form 8-K stating that the Purchase had closed. The Issuer stated therein that the net proceeds from the Purchase were used to repay a portion of the Issuer’s bridge loan facility pursuant to its capital plan. The Purchase and the Amended Investment Agreement did or may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D promulgated under the Exchange Act, including the acquisition or disposition of additional securities of the Issuer, a change to the present board of directors of the Issuer or a change to the present capitalization or dividend policy of the Issuer, as briefly described below.

The responses set forth in Item 3 are incorporated by reference in their entirety.

Amended Investment Agreement

Pursuant to the terms of the Amended Investment Agreement, JCF Fund II has designated Mr. David Schamis to be appointed to the board of directors of the Issuer and the

Issuer is obligated to take all corporate and other actions necessary, including increasing the size of the board of directors of the Issuer, as applicable, to appoint Mr. Schamis to the board of directors of the Issuer promptly following the Issuer’s annual meeting of its members currently scheduled for the date hereof. Subject to certain share ownership requirements described in the Amended Investment Agreement, the Issuer will be required to take all corporate and other actions necessary, including increasing the size of the board of directors of the Issuer, as applicable, to nominate up to two directors designated by JCF Fund II at each annual meeting of its members after the annual meeting currently scheduled for the date hereof and to use its reasonable best efforts to cause such nominees to be elected.

Series A Preference Shares

The Series A Series A Preference Shares held by the JCF Funds are convertible at any time (as described in Section 7 of the Certificate of Designations) at an initial conversion rate of 8 shares of Common Stock per Preference Share (subject to adjustment). In connection with any conversion, the holders of the Series A Preference Shares are entitled to receive any accumulated, unpaid dividends on the Series A Preference Shares.

As set forth in the Certificate of Designations, dividends on the Series A Preference Shares are payable quarterly, on a cumulative basis, if, as and when declared by the Issuer’s board of directors out of legally available funds, commencing with the dividend period relating to the dividend payment date on August 15, 2008, at an annual rate of 6% of the liquidation preference of the Series A Preference Shares (as adjusted by the July Incremental Dividend Adjustment and any additional Incremental Dividend Adjustments with respect to the Series A Preference Shares beneficially owned by JCF Fund II and its affiliates). Holders of the Series A Preference Shares are entitled to participate in any dividends (other than dividends in shares of Common Stock) paid on the shares of Common Stock, on an as-converted basis. The Issuer may pay quarterly dividends in the form of cash or shares of Common Stock (valued at 95% of the then-current market value), at its option. Dividends that are not declared and paid accumulate and accrue dividends at the annual rate of 6% (as adjusted by the July Incremental Dividend Adjustment and any additional Incremental Dividend Adjustments with respect to the Series A Preference Shares beneficially owned by JCF Fund II and its affiliates). The Issuer is prohibited from paying any dividend with respect to shares of Common Stock and from repurchasing or redeeming shares of Common Stock or other junior securities, subject to certain exceptions, unless full accumulated dividends are paid on the Series A Preference Shares.

Holders of the Series A Preference Shares are entitled to vote with the holders of Common Stock on all matters submitted to a vote of the holders of Common Stock, which includes the right to vote for the election of directors at any annual meeting, voting together with the common shareholders as a single class on an as-converted basis. Holders of the Series A Preference Shares are also entitled to vote, to the exclusion of the holders of Common Stock, on certain matters that affect the rights and privileges of the Series A Preference Shares. Holders of the Series A Preference Shares have the right, together with other parity securities having similar voting rights, to elect two directors if dividends have not been paid in full for six quarterly dividend periods.

In the event of any liquidation, dissolution or winding up of the Issuer, the holders of Series A Preference Shares will have the right to receive a liquidation distribution out of any assets available for distribution after payments to creditors, and before any distribution in respect of shares of Common Stock, in an amount equal to the greater of (1) the liquidation preference amount ($100 per share plus accumulated and unpaid dividends) and (2) the amount such holders would receive if they had converted their Series A Preference Shares into common shares prior to liquidation.

The foregoing description of the Certificate of Designations is not intended to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, a copy of which is attached as Exhibit 7.05 to this Statement, and which is incorporated herein by reference.

Registration Rights Agreement

On the Closing Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement “), with JCF Fund II, with respect to the Series A Preference Shares beneficially owned by the Reporting Persons, the shares of Common Stock into which such Preference Shares may be converted and the shares of Common Stock issued by the Issuer upon payment of dividends in respect of such Preference Shares (collectively, the “Registrable JCF Securities”). Under the Registration Rights Agreement, the Issuer has agreed, subject to certain exceptions, upon JCF Fund II’s request, to file registration statements to cover the resale of the Registrable JCF Securities. The Registration Rights Agreement also entitles JCF Fund II to register the Registrable JCF Securities if the Issuer files registration statements to register shares of Common Stock or any other of the Issuer’s securities, either on its own accord or at the request of another holder.

The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached as Exhibit 7.06 to this Statement, and which is incorporated herein by reference.

Additional Disclosure

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the price and availability of the Issuer’s capital stock, conditions in the securities market generally, general economic and industry conditions, its business objectives and other relevant factors, to increase or decrease their investment in the Issuer from time to time. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to the terms of the Amended Investment Agreement, the Certificate of Designations and any applicable law, to (i) purchase additional shares of securities of the Issuer, (ii) sell or transfer Series A Preference Shares or shares of Common Stock or other securities of the Issuer beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, Series A Preference Shares or shares of Common Stock or other securities of the Issuer beneficially owned by it from time to time, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Series A Preference Shares, shares of Common Stock or other securities of the Issuer and (v) consider participating in business combination transactions involving the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons collectively own 1,500,000 Series A Preference Shares, representing 100% of the outstanding Series A Preference Shares. As of the date hereof, subject to the terms of the Certificate of Designations, such Series A Preference Shares are convertible into 12,000,000 shares of Common Stock, representing approximately 9.1% of the shares of Common Stock outstanding (based on the 119,647,222 shares of Common Stock outstanding as of March 31, 2008, as reported in Issuer’s Form 10-K filed on June 13, 2008 and the 12,000,000 shares of Common Stock issuable upon conversion of the Series A Preference Shares (the “Outstanding Common Stock Denominator”)). As noted in Item 4 above, in connection with any conversion, the holders of the Series A Preference Shares are entitled to receive any accumulated, unpaid dividends on the Series A Preference Shares, which are payable, at the option of the Issuer, in the form of cash or shares of Common Stock (valued at 95% of the then-current market value).

JCF Fund II has direct beneficial ownership of 1,067,291 Series A Preference Shares, or 71.2% of the Series A Preferred Stock, which, as of the date hereof, are convertible into 8,538,328 shares of Common Stock, or 6.5% of the outstanding shares of Common Stock (based on the Outstanding Common Stock Denominator).

JCF Fund II-A has direct beneficial ownership of 67,322 Series A Preference Shares, or 4.5% of the Series A Preferred Stock, which, as of the date hereof, are convertible into 538,576 shares of Common Stock, or 0.4% of the outstanding shares of Common Stock (based on the Outstanding Common Stock Denominator).

JCF Fund II-B has direct beneficial ownership of 65,387 Series A Preference Shares, or 4.4% of the Series A Preferred Stock, which, as of the date hereof, are convertible into 523,096 shares of Common Stock, or 0.4% of the outstanding shares of Common Stock (based on the Outstanding Common Stock Denominator).

FSO has direct beneficial ownership of 300,000 Series A Preference Shares, or 20.0% of the Series A Preferred Stock, which, as of the date hereof, are convertible into 2,400,000 shares of Common Stock, or 1.8% of the outstanding shares of Common Stock (based on the Outstanding Common Stock Denominator).

Each of (i) JCF II L.P., as the general partner of JCF Fund II and JCF Fund II-B, (ii) JCF II Ltd., as the general partner of JCF II L.P., (iii) JCF II-A L.P. , as the general partner of JCF Fund II-A, (iv) JCF II-A LLC , as the general partner of JCF II-A L.P., (v) FSO L.P., as the general partner of FSO, (vii) FSO Ltd., as the general partner of FSO L.P. and (viii) Mr. J. Christopher Flowers, as (A) the sole director of JCF II Ltd and FSO Ltd. and (B) the sole managing member of JCF II-A LLC, may be deemed to share beneficial ownership, or to hold shared voting or dispositive power, of Series A Preference Shares. Except to the extent of any indirect pecuniary interest therein, each of the Reporting Persons listed in clauses (i) through (viii) of the immediately preceding sentence, expressly disclaims the existence of beneficial ownership in such Series A Preference Shares.

Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the shares of Common Stock or the Series A Preference Shares in which the JCF Funds have beneficial ownership.

(b) See Item 5(a) above.

(c) The JCF Funds acquired an aggregate of 1,500,000 Series A Preference Shares on July 18, 2008 pursuant to the Amended Investment Agreement. Descriptions of the investment by the JCF Funds and the securities related thereto are included in Item 3 and Item 4 of this Statement.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on July 28, 2008, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

The responses set forth in Item 4 are incorporated by reference in their entirety.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of July 28, 2008, by and among J.C. Flowers II L.P., J.C. Flowers II-A L.P., J.C. Flowers II-B L.P., Financial Service Opportunities L.P., JCF Associates II L.P., JCF Associates II Ltd., JCF Associates II-A L.P., JCF Associates II-A LLC, FSO GP L.P., FSO GP Ltd. and J. Christopher Flowers.

Exhibit 7.01	Investment Agreement, dated as of May 20, 2008, between MF Global Ltd. and J.C. Flowers II L.P.

Exhibit 7.02	Amendment No.1 to the Investment Agreement, dated as of June 10, 2008, between MF Global Ltd. and J.C. Flowers II L.P.

Exhibit 7.03	Letter Agreement, dated as of June 27, 2008, between MF Global Ltd. and J.C. Flowers II L.P.

Exhibit 7.04	Letter Agreement, dated as of July 17, 2008, between MF Global Ltd. and J.C. Flowers II L.P.

Exhibit 7.05	Certificate of Designations of 6% Cumulative Convertible Preference Shares, Series A of MF Global Ltd.

Exhibit 7.06	Registration Rights Agreement, dated as of July 18, 2008, between MF Global Ltd. and J.C. Flowers II L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2008

J.C. FLOWERS II L.P.
By:	JCF Associates II L.P., its General Partner
By:	JCF Associates II Ltd., its General Partner

By:	/s/ Kristin H. Johnson
Name: Kristin H. Johnson
Title: Vice President

J.C. FLOWERS II-A L.P.
By:	JCF Associates II-A L.P., its General Partner
By:	JCF Associates II-A LLC, its General Partner

By:	/s/ J. Christopher Flowers
Name: J. Christopher Flowers
Title: Managing Director

J.C. FLOWERS II-B L.P.
By:	JCF Associates II L.P., its General Partner
By:	JCF Associates II Ltd., its General Partner

By:	/s/ Kristin H. Johnson
Name: Kristin H. Johnson
Title: Vice President

FINANCIAL SERVICE OPPORTUNITIES L.P.
By:	FSO GP L.P., its General Partner
By:	FSO GP Ltd., its General Partner

By:	/s/ J. Christopher Flowers
Name: J. Christopher Flowers
Title: Managing Director

JCF ASSOCIATES II L.P.
By:	JCF Associates II Ltd., its General Partner

By:	/s/ Kristin H. Johnson
Name: Kristin H. Johnson
Title: Vice President

JCF ASSOCIATES II LTD.

By:	/s/ Kristin H. Johnson
Name: Kristin H. Johnson
Title: Vice President

JCF ASSOCIATES II-A L.P.
By:	JCF Associates II-A LLC, its General Partner

By:	/s/ J. Christopher Flowers
Name: J. Christopher Flowers
Title: Managing Director

JCF ASSOCIATES II-A LLC

By:	/s/ J. Christopher Flowers
Name: J. Christopher Flowers
Title: Managing Director

FSO GP L.P.
By:	FSO GP Ltd., its General Partner

By:	/s/ J. Christopher Flowers
Name: J. Christopher Flowers
Title: Managing Director

FSO GP LTD.

By:	/s/ J. Christopher Flowers
Name: J. Christopher Flowers
Title: Managing Director

J. CHRISTOPHER FLOWERS

By:	/s/ J. Christopher Flowers